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BY REGISTERED POST [redacted]

20 December 2007

08000003

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

SUPPL

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

> Joint Announcement on Mandatory Conditional General Offer and Resumption of Trading

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel and Company Secretary

Enclosure

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CoSec\GO0708/announcement distribution

Kerry Media Limited

(Incorporated in the British Virgin Islands with limited liability)

SCMP Group Limited

SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

JOINT ANNOUNCEMENT OF MANDATORY CONDITIONAL GENERAL OFFER by J.P. Morgan Securities (Asia Pacific) Limited on behalf of Kerry Media Limited to acquire all issued Shares in the share capital of SCMP Group Limited (other than those Shares already owned or agreed to be acquired by the Offeror and other members of the Concert Group) RESUMPTION OF TRADING

Financial Advisor to the Offeror

JPMorgan

J.P. Morgan Securities (Asia Pacific) Limited

Independent Financial Advisor to the Independent Board Committee and the Independent Shareholders

PLATINUM Securities

Platinum Securities Company Limited

MANDATORY CONDITIONAL GENERAL OFFER

On 13 December 2007, the Offeror, being ultimately controlled by Kerry Group Limited, acquired 50,000,000 Shares (representing approximately 3.20% of the voting rights of the Company) at the consideration of HK$2.39 per Share. Before the Acquisition, the Offeror, together with other members of the Concert Group, were interested in a total of 650,132,000 Shares, representing approximately 41.65% of the issued share capital of the Company.

As the Offeror, together with other members of the Concert Group, has acquired more than 2% of the voting rights of the Company immediately after the Acquisition compared with their lowest collective percentage holding in the Company in the preceding 12-month period, the Offeror is required to make a mandatory offer for all the issued Shares, other than those already owned by or agreed to be acquired by the Offeror or members of the Concert Group, in accordance with Rule 26.1(d) of the Takeovers Code.

The Offer will be made in compliance with the Takeovers Code by JPMorgan on behalf of the Offeror on the following basis:

for each Share .... HK$2.75 in cash

The terms of the Offer are set out under the section headed "Mandatory Conditional General Offer" below. JPMorgan is satisfied that there are sufficient financial resources available to the Offeror to meet the full acceptance of the Offer.

OFFER DOCUMENT

Under Rule 8.2 of the Takeovers Code, the Offeror is required to despatch an Offer Document in relation to the Offer within 21 days after the date of this announcement, or such later date as the Executive may approve. Unless a Composite Document is dispatched in place of an Offer Document, following the despatch of the Offer Document by the Offeror, the Company will be required under the Takeovers Code to send to all Shareholders a Response Document within 14 days.

GENERAL

Pursuant to Rule 2.1 of the Takeovers Code, an Independent Board Committee has been established by the Company to make a recommendation to the Independent Shareholders in connection with the Offer. The Independent Board Committee has approved the appointment of Platinum to advise the Independent Board Committee, which in turn will make a recommendation to the Independent Shareholders in respect of the Offer.

Further announcement(s) regarding the despatch of the Composite Document or the Response Document (as the case may be) will be made in due course. Independent Shareholders are encouraged to read the Composite Document or the Response Document carefully, including the advice of Platinum to the Independent Board Committee and the recommendation from the Independent Board Committee to the Independent Shareholders in respect of the Offer, before deciding whether or not to accept the Offer.

SUSPENSION AND RESUMPTION OF TRADING

The Company requested for trading in the Shares on the Stock Exchange to be suspended with effect from 11:46 a.m. on 13 December 2007 pending the publication of this announcement. Application has been made by the Company for the resumption of trading in Shares on the Stock Exchange with effect from 9:30 a.m. on 20 December 2007.

Shareholders and investors are advised to exercise extreme caution in dealing in the Shares as the Offer may or may not become unconditional (details are set out in the section headed "Condition of the Offer" in this announcement). The Offeror or the Company will make further announcement when appropriate.

THE ACQUISITION

Before the Acquisition, the Offeror, together with other members of the Concert Group, were interested in a total of 650,132,000 Shares, representing approximately 41.65% of the issued share capital of the Company.

On 13 December 2007, the Offeror acquired 50,000,000 Shares at HK$2.39 per Share, representing approximately 3.20% of the issued share capital of the Company. The Offeror and certain members of the Concert Group have acquired Shares in the 12-month period immediately prior to the Acquisition.

Immediately after the Acquisition, the Offeror, together with other members of the Concert Group, is interested in 700,132,000 Shares, representing approximately 44.85% of the issued share capital of the Company. A further breakdown of the approximate percentage interests within the Concert Group as at the date of this announcement is set out below:

Member(s) of the Concert Group	Number of Shares interested	Approximate percentage shareholding interests in the Company
The Offeror	609,306,000	39.03%
Kerry Group Limited (via subsidiaries and associated companies)	76,344,000	4.89%
Trendfield Inc.	8,090,000	0.52%
Companies/persons holding Shares for the benefit of the family of Mr. Kuok Hock Nien	6,392,000	0.41%
Total	700,132,000	44.85%

As the Offeror, together with other members of the Concert Group, has acquired more than 2% of the voting rights of the Company immediately after the Acquisition compared with their lowest collective percentage holdings of 39.73% in the Company in the preceding 12-month period, the Offeror is required to make a mandatory offer for all the issued Shares, other than those already owned by or agreed to be acquired by the Offeror or members of the Concert Group, in accordance with Rule 26.1(d) of the Takeovers Code.

MANDATORY CONDITIONAL GENERAL OFFER

The Offer will be made in compliance with the Takeovers Code by JPMorgan on behalf of the Offeror on the following basis:

for each Share .... HK$2.75 in cash

As at the date of this announcement, there are 1,560,945,596 Shares in issue.

Save for:

(i) 609,306,000 Shares in which the Offeror is interested; and

(ii) 90,826,000 Shares in which other members of the Concert Group are interested,

the Offeror and members of the Concert Group have no other interests in the Shares nor do they have any outstanding warrants or options or derivatives or securities convertible into Shares as at the date of this announcement.

Comparison of Value

The Offer represents the highest price paid for the Shares by the Offeror in the past 6 months and is:

1. a premium of approximately 15.06% over the closing price of HK$2.39 per Share as quoted on the Stock Exchange on the Last Trading Date;

2. a premium of approximately 20.09% over the average closing price of approximately HK$2.29 per Share as quoted on the Stock Exchange for the last 10 trading days immediately prior to and including the Last Trading Date;

3. a premium of approximately 19.05% over the average closing price of approximately HK$2.31 per Share as quoted on the Stock Exchange for the last 30 trading days immediately prior to and including the Last Trading Date; and

4. a premium of approximately 13.17% over the average closing price of approximately HK$2.43 per Share as quoted on the Stock Exchange for the last 60 trading days immediately prior to and including the Last Trading Date.

Highest and Lowest Prices

The highest closing price of the Shares as quoted on the Stock Exchange in the six-month period immediately prior to the Last Trading Date was HK$3.28 on 12 June 2007, and the lowest closing price of the Shares as quoted on the Stock Exchange was HK$2.19 on 28 November 2007.

Total Consideration

Based on the offer price of HK$2.75 per Share, and a total of 860,813,596 Shares in respect of which the Offer is being made, the aggregate maximum amount payable by the Offeror under the Offer would be approximately HK$2,367,237,389.

Confirmation of Financial Resources

The Offer will be financed from bank loan facility available to the Offeror.

JPMorgan is satisfied that sufficient financial resources are available to the Offeror to meet full acceptance of the Offer.

Agreements or Arrangements

As at the date of this announcement:

- there are no outstanding derivatives in respect of securities in the Company entered into by the Offeror or any person acting in concert with it;

- there are no arrangements in relation to the Shares or shares of the Offeror which might be material to the Offer; and

- there are no agreements or arrangements to which the Offeror is a party which relate to circumstances in which it may or may not invoke or seek to invoke a pre-condition or a condition to the Offer.

Compulsory Acquisition

Subject to meeting the requirements set out in Rule 2.11 of the Takeovers Code, the Offeror intends to exercise any rights it may have under the provisions of the Companies Act to compulsorily acquire those Shares not acquired by the Offeror pursuant to the Offer, and then proceed to withdraw the listing of the Shares from the Stock Exchange.

Pursuant to the Takeovers Code, the Offer may not remain open for more than 4 months from the date of posting the Offer Document, unless the Offeror has by that time become entitled to exercise such powers of compulsory acquisition.

CONDITION OF THE OFFER

The Offer is conditional upon the Offeror having received acceptances of the Offer which, together with the Shares already owned or agreed to be acquired by the Offeror and other members of the Concert Group before or during the offer period, will result in the Offeror and members of the Concert Group holding more than 50% of the voting rights of the Company by 4:00 p.m. on the Closing Date.

INFORMATION ON THE OFFEROR AND ITS INTENTIONS REGARDING THE COMPANY

The Offeror is a private limited company incorporated in the British Virgin Islands and its principal activity is to act as an investment holding company. The ultimate controlling shareholder of the Offeror is Kerry Group Limited.

Kerry Group Limited is a company incorporated in the Cook Islands and whose shareholders comprise Mr Kuok Hock Nien and his relatives, other members of the Kuok family in Hong Kong and elsewhere, former and current executives and employees of the Kuok group of companies, related trusts of some or all of the aforesaid and/or companies owned or controlled by any of them, and charitable foundations established by the Kuok family. Mr Kuok Hock Nien, his relatives, related trusts and companies owned or controlled by any of them collectively control 78% of Kerry Group Limited. The directors of Kerry Group Limited are Messrs Kuok Hock Nien, Kuok Khoon Chen, Kuok Khoon Ean, Kuok Khoon Ho and Lee Yong Sun.

It is the intention of the Offeror that the existing principal activities of the Company will remain unchanged and the Offeror has no intention of disposing of any of its major assets. It is also the intention of the Offeror that there will not be any material changes in the management or employees of the Company as a result of the Offer.

Reasons for the Acquisition and the Offer

The Offer is made pursuant to Rule 26 of the Takeovers Code.

Maintaining the Listing Status of the Company

In the event that the compulsory acquisition right is not available to the Offeror and the Offer closes, it is the Offeror's intention to maintain the listing of the Company on the Stock Exchange.

If the Company's listing is maintained on the Stock Exchange, the Offeror will undertake to the Stock Exchange to take appropriate steps, together with the Company and the Directors, if appropriate, to ensure that at least 25% of the Shares are held by the public in compliance with the Listing Rules following the close of the Offer.

If, at the closing of the Offer, less than 25% of the Shares are held by the public, or if the Stock Exchange believes that:

- a false market exists or may exist in the trading of the Shares; or
- there are insufficient Shares in public hands to maintain an orderly market,

then the Stock Exchange may exercise its power to suspend trading in the Shares of the Company.

As such, it should be noted that, following the completion of the Offer, the number of Shares which remain in public hands may be insufficient to satisfy the minimum requirement under the Listing Rules, and therefore the trading in the Shares may be suspended until the required percentage of Shares held by the public is restored.

INFORMATION ON THE COMPANY

The Company is engaged mainly in newspaper and magazine publishing. It has been listed on the Stock Exchange since 1990.

The audited consolidated net asset value of the Company was HK$1,730.91 million and HK$1,894.59 million for the years ended 31 December 2005 and 31 December 2006, respectively.

The Company recorded an audited consolidated net profit attributable to shareholders of approximately HK$246.36 million and HK$338.58 million for the years ended 31 December 2005 and 31 December 2006, respectively.

Share Option Scheme

The Company has a Share Option Scheme. As at the date of this Announcement, there were no outstanding share options granted pursuant to the Share Option Scheme.

Other than the Shares, the Company does not have any other outstanding equity securities (including equity related convertible securities, or warrants, options or subscription rights or derivatives in respect of any equity share capital of the Company (including non-transferable options)).

Further information in relation to the Company will be included in the Response Document or the Composite Document as the case may be.

Independent Board Committee

Pursuant to Rule 2.1 of the Takeovers Code, an Independent Board Committee has been established by the Company to make a recommendation to the Independent Shareholders in connection with the Offer. The Independent Board Committee has approved the appointment of Platinum to advise the Independent Board Committee, which in turn will make a recommendation to the Independent Shareholders in respect of the Offer.

Further announcement(s) regarding the despatch of the Composite Document or the Response Document (as the case may be) will be made in due course. Independent Shareholders are encouraged to read the Composite Document or the Response Document carefully, including the advice of Platinum to the Independent Board Committee and the recommendation from the Independent Board Committee to the Independent Shareholders in respect of the Offer, before deciding whether or not to accept the Offer.

Further information in relation to the Company will be sent to the Shareholders in due course.

GENERAL INFORMATION

Offer Document

Pursuant to Rule 8.2 of the Takeovers Code, the Offeror is required to despatch an Offer Document in relation to the Offer within 21 days after the date of this announcement, or such later date as the Executive may approve. The Offer Document will contain the terms of the Offer and all relevant information to enable the Shareholders to reach a properly informed decision, including all the information required by Schedule I of the Takeovers Code.

Unless a Composite Document is despatched in place of an Offer Document, following the despatch of the Offer Document by the Offeror, the Company will be required under the Takeovers Code to send to all Shareholders a Response Document within 14 days.

Overseas Shareholders

The making of the Offer to persons residing outside of Hong Kong may be affected by the laws of the relevant jurisdictions. Persons who are not resident in Hong Kong should inform themselves about, and observe any, applicable requirements in their own jurisdiction.

Other Terms of the Offer

The Shares will be acquired with all rights attached to them as at the date of this announcement or subsequently, including the right to receive in full all dividends and other distributions, if any, declared, made or paid, on or after the date of this announcement, and free from all rights of pre-emption, options, liens, claims, equities, charges, encumbrances and any other third party rights of any nature.

Stamp Duty

Hong Kong stamp duty at a rate of HK$1 for every HK$1,000 (or part thereof) of the consideration payable will be deducted from the cash amount payable to the Shareholders who accept the Offer. The Offeror will bear its own portion of stamp duty and will pay the seller's stamp duty on behalf of the accepting Shareholders.

Settlement of Consideration

Payment in cash in respect of acceptances of the Offer will be made as soon as possible but in any event within ten days of the later of the date on which the Offer becomes, or is declared, unconditional in all respects and the date of receipt of duly completed valid acceptances by the Offeror.

Completion of the Offer

If the condition to the Offer is not satisfied on or before the Closing Date, the Offer will lapse unless extended by the Offeror with the permission of the Executive. In that case, the Offeror will issue an announcement in accordance with the Takeovers Code as soon as practicable thereafter.

The latest time and date on which the Offeror can declare the Offer unconditional as to acceptances is 7:00 p.m. on the Long Stop Date. If the condition to the Offer is satisfied, the Shareholders will be notified by an announcement in accordance with the Takeovers Code and the Listing Rules as soon as practicable thereafter.

Disclosure

In accordance with Rule 3.8 of the Takeovers Code, associates (which has the meaning ascribed to it under the Takeovers Code) of the Offeror and the Company are hereby reminded to disclose their dealings in any securities of the Company pursuant to the requirements of the Takeovers Code.

Pursuant to Note 11 to Rule 22 of the Takeovers Code, stockbrokers, banks and others who deal in the securities of the Company on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 of the Takeovers Code and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant rules of the Takeovers Code. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any security of the Company undertaken for a client during any 7-day period is less than HK$1 million. This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealing enquiries. Therefore, those who deal in the securities of the Company should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation.

TRADING

The Company requested for trading in the Shares on the Stock Exchange to be suspended with effect from 11:46 a.m. on 13 December 2007 pending the publication of this announcement. Application has been made by the Company for the resumption of trading in Shares on the Stock Exchange with effect from 9:30 a.m. on 20 December 2007.

"Acquisition"	means the acquisition made by the Offeror on 13 December 2007 of 50,000,000 Shares at the consideration of HK$2.39 per Share;
"Business Day"	has the same meaning ascribed to it under the Takeovers Code;
"Closing Date"	means the date which is either 28 days after the despatch of the Offer Document or 21 days after the date of the Composite Document (in either case if such date is not a Business Day, the next Business Day), or such later date as the Offeror, with the consent of the Executive, may specify;
"Company"	SCMP Group Limited, a company incorporated in Bermuda as an exempted company with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"Companies Act"	means the Companies Act 1981 of Bermuda (as amended);
"Composite Document"	means the composite document containing the Offer Document and the Response Document;
"Concert Group"	means the Offeror and those entities or persons acting in concert with it, as determined in accordance with the Takeovers Code;
"Directors"	means each and all of the directors of the Company from time to time;
"Executive"	means the Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any delegate of the Executive Director;
"Independent Board Committee"	means the independent board committee of the Company, comprising The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man, established to advise the Independent Shareholders in respect of the Offer;
"Independent Shareholders"	means the Shareholders other than the Offeror and other members of the Concert Group;
"JPMorgan"	means J.P. Morgan Securities (Asia Pacific) Limited, a registered institution under the Securities and Futures Ordinance, to conduct Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities, being the financial adviser to the Offeror in relation to the Offer;
"Last Trading Date"	means 12 December 2007, being the last full trading day prior to the suspension of trading in the Shares pending the publication of this announcement;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;
"Long Stop Date"	means the latest date on which the Offeror can declare the Offer unconditional, being 60 days after the date of the posting of the Offer Document, or such later date as the Offeror, with the consent of the Executive, may specify;

"Offer"	means the mandatory conditional general offer to be made by JPMorgan, on behalf of the Offeror, for all issued Shares not already owned or agreed to be acquired by the Concert Group, at an offer price of HK$2.75 per Share, in accordance with the Takeovers Code;
"Offeror"	means Kerry Media Limited, a company incorporated in the British Virgin Islands with limited liability, the ultimate controlling shareholder of whom is Kerry Group Limited;
"Offer Document"	means the document required to be issued by, or on behalf of, the Offeror to all Shareholders in accordance with the Takeovers Code containing, inter alia, details of the Offer and the terms and conditions of the Offer;
"Offer Price"	means the price offered for each Share under the Offer;
"Platinum"	means Platinum Securities Company Limited, a licensed corporation under the Securities and Futures Ordinance to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities, being the independent financial adviser to the Independent Board Committee in relation to the Offer;
"Response Document"	means the document required to be issued by the Company to all Shareholders of the Company in accordance with the Takeovers Code containing, inter alia, the board circular of the Company;
"Share Option Scheme"	the share option scheme approved at the annual general meeting of the Company held on 25 May 2006;
"Share(s)"	means ordinary share(s) of HK$0.10 each in the share capital of the Company;
"Shareholders"	means holders of Shares;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited; and
"Takeovers Code"	means the Code on Takeovers and Mergers and Share Repurchases of Hong Kong.

By the order of the Board of Offeror
Olivia Fan Oi Ping
Secretary
Hong Kong
19 December 2007

By the order of the Board of the Company
Vera Leung
Company Secretary
Hong Kong
19 December 2007

As at the date of this announcement, the directors of the Offeror are Kuok Khoon Chen, Lee Yong Sun, Lei Rong, Teo Ching Leun and Olivia Fan Oi Ping.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this announcement in relation to the Offeror and other members of the Concert Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions in relation to the Offeror and other members of the Concert Group expressed in this announcement have been arrived at after due and careful consideration and there are no other facts in relation to the Offeror and other members of the Concert Group not contained in this announcement the omission of which would make any statement in this announcement misleading.

As at the date of this announcement, the board of directors of the Company comprises two executive Directors, namely Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong; three non-executive Directors, Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Dr. David J. Pang; and four independent non-executive Directors, namely The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man.

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information (other than that relating to the Offeror and other members of the Concert Group) contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions (other than in relation to the Offeror and other members of the Concert Group) expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Offeror and other members of the Concert Group) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

This announcement is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk under "Latest Listed Company Information" and on the website of the Company at http://www.scmpgroup.com under "Investors".

* *For identification purpose only*

"Please also refer to the published version of this announcement in South China Morning Post"

END